UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 3, 2020

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Aircastle Limited

File No. 5-82658 – CF#37532

Aircastle Limited submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits to its Amendment No. 3 to Schedule 13E-3 filed on February 24, 2020.

Based on representations by Aircastle Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public:

Exhibit (c)(4)
Exhibit (c)(6)

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Secretary